UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 3, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

RECTIFICATION OF THE AMOUNT PER SHARE OF INTEREST ON EQUITY

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that due to the change in the number of treasury shares in the period prior to September 26, 2025, there was a change in the gross amount per share announced in the notice to shareholders of September 23, 2025, and September 26, 2025, as shown in the table below:

From:

Gross value per share	Total Amount
0.1994595735	480,000,000.00

To:

Gross value per share	Total Amount
0.1995452456	480,000,000.00

The gross amount per total share was increased by R$ 0.0000856721 in view of the increase in the number of treasury shares and, consequently, the decrease in the number of shares entitled to receive dividends.

The payment will take place until January 21, 2026 in the amount of R$480,000,000.00 (four hundred and eighty million reais), without the application of any monetary adjustment index, with the date of September 26, 2025 being the date that will serve to identify the shareholders entitled to receive such amounts. Thus, the shares acquired after that date will be ex-right to distribute interest on equity.

Rio de Janeiro, October 3, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 3, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer